                                                              Filing pursuant to
                                                          Registration Statement
                                                                Number 333-37107

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              __X__Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)

                    BANKERS TRUST COMPANY OF CALIFORNIA, N.A.
               (Exact name of trustee as specified in its charter)


300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA  90071                                13-3347003
(Address of principal                                     (I.R.S. Employer
executive offices)                                       Identification No.)


              Advanta Revolving Home Equity Loan Trust 1998-A
              (Exact name of obligor as specified in its charter)

DELAWARE                                                            N/A
(State or other jurisdiction of                               (I.R.S. Employer
Incorporation or organization)                               Identification No.)

c/o WILMINGTON TRUST COMPANY
RODNEY SQUARE NORTH
WILMINGTON, DELAWARE                                            19890-0001
(Address of principal executive offices)                         (Zip Code)


             $80,000 Advanta Revolving Home Equity Loan Trust 1998-A
              Advanta Revolving Home Equity Loan Asset Backed Notes
                                  Series 1998-A
                 Class A Notes, Variable Rate Pass-Through Rate
                       (Title of the Indenture Securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

NAME                                                               ADDRESS
Office of the Comptroller                                   1114 Avenue of the
of the Currency                                           Americas, Suite 3900
                                                      New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Articles of Association as amended on July 29, 1994.

Exhibit 2 -
Certificate of the Comptroller of the Currency dated April 21, 1998.

Exhibit 3 -
Certification of Fiduciary Powers dated April 21, 1998.


Exhibit 4 -
Existing By-Laws of Bankers Trust Company of California, N.A. as amended dated April 22, 1997.

Exhibit 5 -
Not Applicable.

Exhibit 6 -
Consent of Bankers Trust Company of California, N.A. required by Section 321(b) of the Act.

Exhibit 7 -
Reports of Condition of Bankers Trust Company of California, N.A., dated as of March 31, 1998.

                               SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Bankers Trust Company of California, N.A., a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Irvine, and State of California, on the 24th day of June, 1998.




                   Bankers Trust Company of California, N.A.
                   By: /s/ Judy L. Gomez
                      ------------------
                   Judy L. Gomez
                   Assistant Vice President

                                                                       Exhibit 1

                BANKERS TRUST COMPANY OF CALIFORNIA, N.A.

                              CERTIFICATE

I, Judy L. Gomez, do hereby certify that:

     1. I am the duly elected Assistant Secretary of Bankers Trust Company of California, N.A. (the "Association").

     2. Attached hereto as Exhibit A is a true copy of the Articles of Association of BT Trust Company of California, National Association, as filed with the Comptroller of the Currency, Northeastern District, on February 13, 1986 (the "Articles of Association").

     3. On March 16, 1987, at a special meeting of the Shareholders of BT Trust Company of California, National Association, the following resolution and amendment to Article FIRST of the Articles of Association was adopted:

     RESOLVED, that the amendment of the First Article of Association is hereby approved, shall be effective immediately, and shall read as follows:

     FIRST: The title of this Association shall be "Bankers Trust Company of California, National Association".

     The foregoing amendment to the Articles of Association was duly approved by the Board of Directors of Bankers Trust Company of California, N.A. on March 16, 1987.

     4. Attached hereto as Exhibit B is a copy of the approval of the resolution and amendment to Article FIRST of the Articles of Association.

     5. On January 17, 1992, at a special meeting of the Shareholders of Bankers Trust Company of California, National Association, the following resolution and amendment to Article FIFTH of the Articles of Association was adopted:

          RESOLVED, that Bankers Trust Holding, Inc., the sole shareholder of Bankers Trust Company of California, N.A. ("BTCal"), hereby approves of the amendment to the first paragraph of Article FIFTH of the Articles of Association of BTCal, to read as follows:

               The authorized amount of capital stock of this Association shall be 500,000 shares of common stock of the par value of One Hundred Dollars and no cents ($100.00) each; but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

     The foregoing amendment of the Articles of Association was duly approved by the Board of Directors of Bankers Trust Company of California, N.A. on January 7, 1992.

     6. Attached hereto as Exhibit C is a copy of the official certification of the approval of the Office of the Comptroller of the Currency with respect to said amendment to Article FIFTH of the Articles of Association.

     7. The Association's Articles of Association, as amended, have not been modified or rescinded and are in full force and effect as of the date hereof.

     IN WITNESS WHEREOF, I have set my hand and the seal of this Association this 24th day of June, 1998.

[SEAL]

                                               /s/ Judy L. Gomez
                                               ----------------------
                                               Judy L. Gomez
                                               Assistant Secretary

                                                                       Exhibit A

                                                     COMPTROLLER OF THE CURRENCY
                                                     NORTHEASTERN DISTRICT
                                                     DATE FEB. 13, 1986





              BT TRUST COMPANY OF CALIFORNIA, NATIONAL ASSOCIATION

                             ARTICLES OF ASSOCIATION


     For the purpose of organizing an association to carry on the business of a limited purpose trust company under the laws of the United States, the undersigned do enter into the following articles of association:

          FIRST: The title of this Association shall be "BT Trust Company of California, National Association".

          SECOND: The main office of the Association shall be in the City of Los Angeles, County of Los Angeles, State of California. The general business of the Association shall be conducted at its main office and its branches.

          THIRD: The Board of Directors of this Association shall consist of not less than five nor more than twenty-five shareholders, the exact number of Directors within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any annual or special meeting thereof. Each director, during the full term of his or her directorship, shall own a minimum of $1,000 aggregate par value of stock of this association or a minimum par market value or equity interest of $1,000 of stock in the bank holding company controlling this association. Unless otherwise provided by the laws of the United States, any vacancy in the Board of Directors for may reason, including an increase in the number thereof, may be filled by action of the Board of Directors.

          FOURTH: The annual meeting of the shareholders for the election of Directors and the transaction of whatever other business may be brought before said meeting shall be held at the main office or such other place as the Board of Directors may designate, on the day of each year specified therefor in the By-Laws, but if no election is held on that day, it may be held on any subsequent day according to the provisions of law; and all elections shall be held according to such lawful regulations as may be prescribed by the Board of Directors.

          Nominations for election to the Board of Directors may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Association entitled to vote for election of directors. Nominations other than those made by or on behalf of the existing management of the Association, shall be made in writing and shall be delivered or mailed to the President of the Association and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than

50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the Association and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Association that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and (e) the number of shares of capital stock of the Association owned by the notifying shareholder. Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the chairperson of the meeting, and upon his/her instructions, the vote tellers may disregard all votes cast for each such nominee.

          FIFTH: The authorized amount of capital stock of this Association shall be 5,000 shares of common stock of the par value of One Hundred Dollars and no cents ($100.00) each; but said capital stock may be increased or decreased from time to time, in accordance with the provisions of the laws of the United States.

          No holder of shares of the capital stock of any class of the Association shall have any pre-emptive or preferential right of subscription to any shares of any class of stock of the Association, whether now or hereafter authorized, or to any obligations convertible into stock of the Association, issued, or sold, nor any right of subscription thereto other than such, if any, as the Board of Directors, in its discretion may from time to time determine and at such price as the Board of Directors may from time to time fix.

          If the capital stock is increased by a stock dividend, each share holder shall be entitled to his/her proportionate amount of such increase in accordance with the number of shares of capital sock owned by him/her at the time the increase is authorized by the shareholders, unless another time subsequent to the date of the shareholders' meeting is specified in a resolution adopted by the shareholders at the time the increase is authorized.

          The Association, at any time and from time to time, may authorize and issue debt obligations, whether or not subordinated, without the approval of the shareholders.

          SIXTH: The Board of Directors (a majority of whom shall be a quorum to do business) shall appoint one of its members to be President of the Association who shall hold office (unless he shall become disqualified or be sooner removed by a two-thirds vote of the members of the Board) for the term for which he was elected a Director. The Board of Directors may appoint one of its members to be Chairperson of the Board, who shall perform such duties as may be designated by it. The Board of Directors shall have power to appoint one or more Vice-Presidents; and to appoint a Cashier and such other officers and employees as may be required to transact the business of the Association.

          The Board of Directors shall have the power to define the duties of the officers and employees of the Association; to fix the salaries to be paid to them; to dismiss them; to require bonds from them and to fix the penalty thereof; to regulate the manner in which any increase of the capital of the Association shall be made; to manage and administer the business and affairs of the Association; to make all by-laws that it may be lawful for them to make and generally do and perform all acts that it may be legal for a board of directors to do and perform.

          SEVENTH: The Board of Directors shall have the power to change the location of the main office of the Association to any other place within the limit of the City of Los Angeles, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency; and shall have the power to establish or change the location of any branch or branches of the Association to any other location, without the approval of the shareholders but subject to the approval of the Comptroller of the Currency.

          EIGHTH: The corporate existence of this Association shall continue until terminated in accordance with the laws of the United States.

          NINTH: The Board of Directors of this Association, or any three or more shareholders owning, in the aggregate, not less than 25 percent of the stock of this Association, may call a special meeting of shareholders at any time. Unless otherwise provided by the laws of the United States, a notice of the time, place, and purpose of every annual and special meeting of the shareholders shall be given by first-class mail, postage prepaid, mailed at least ten days prior to the date of such meeting to each shareholder of record at her/her address as shown upon the books of the Association.

          TENTH: Any person, his/her heirs, executors or administrators, may be indemnified or reimbursed by the Association for liability and reasonable expenses (including amounts paid in settlement or in satisfaction of judgments or as fines or penalties) actually incurred in connection with any claim, action, suit, or proceeding, civil or criminal, whether or not by or in the right of the Association, in which he/she or they shall be involved or threatened to be involved by reason of he/her being or having been a director, officer, or employee of the Association or of any firm, corporation, or organization which he/she serves or has served in any such capacity at the specific request of the Association (provided he/she so served at the specific request of the Association in writing signed by the Chairperson of the Board or the President and specifically referring to this Article Tenth); provided, however, that no person shall be so indemnified or reimbursed (1) in relation to any matter in an action, suit or proceeding as to which he/she shall finally be adjudged to have been guilty of, or liable for, willful misconduct, gross neglect of duty or criminal acts in the performance of his/her duties to the Association or such firm, corporation or organization; or (2) in relation to any matter in a claim, action, suit or proceeding which has been made the subject of a settlement except with the approval of (a) a court of competent jurisdiction,
(b) the Board of Directors, acting by vote of Directors not parties to the same or substantially the same action, suit or proceeding, constituting a majority of the whole number of the Directors, or (c) the shareholders, acting by vote of a majority of the outstanding shares of capital stock; and provided further that, in the case of persons serving another firm, corporation or organization at the request of the Association, the indemnity provided in this Article Tenth shall apply only if and to the extent that, after making such efforts as the Board of Directors or shareholders shall deem adequate under the circumstances, such person shall be unable to obtain indemnification from such firm, corporation or organization. The foregoing provisions for indemnification or reimbursement shall not be exclusive of other rights to which such person, his/her heirs, executors or administrators, may be entitled by contract or otherwise. Unless the context clearly requires otherwise, the term "the Association" as used in this Article shall include any predecessor corporation.

          The Association may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its directors, officers and other employees to the extent that such indemnification is allowed in the preceding paragraph. Such insurance may, but need not, be for the benefit of all directors, officers, or employees.

          ELEVENTH: The powers of the Association shall be limited to conducting the business of a trust company under a national bank charter, and no amendment to such powers may be made without the prior approval of the Comptroller of the Currency.

          TWELFTH: These Articles of Association may be amended at any regular or special meeting of the shareholders by the affirmative vote of the holders of a majority of the stock of the Association, voting in person or by proxy, unless the vote of the holders of a greater amount of stock is required by law, and in that case by the vote of the holders of such greater amount.

IN WITNESS WHEREOF, we have hereunto set our hands on this the date appearing opposite our names.


/s/ Peter E. Lengyel                                 10/7/85
--------------------                                 -----------------------
Peter E. Lengyel                                                        date

/s/ Harold K. Atkins                                 10/7/85
--------------------                                 -----------------------
Harold K. Atkins                                                        date

/s/ John L. Murphy                                   10/7/85
--------------------                                 -----------------------
John L. Murphy                                                          date

/s/ Allan C. Martin                                  10/7/85
--------------------                                 -----------------------
Allan C. Martin                                                         date

/s/ Rein Lumi                                        10/7/85
--------------------                                 -----------------------
Rein Lumi                                                               date

/s/ Gerard P. Hourihan                               10/7/85
--------------------                                 -----------------------
Gerard P. Hourihan                                                      date

State of New York
County of New York

          Before the undersigned, a Notary Public of the State of New York personally appeared Peter E. Lengyel, to me known, who acknowledged that he executed the foregoing certificate for the purposes therein mentioned.

          Witness my hand and seal of office this 7 day of October, 1985.

                                          /s/ David Abramson
                                          ------------------
                                               Notary Public

                                              DAVID ABRAMSON
                            Notary Public, State of New York
                                              No. 60-0007785
                             Qualified in Westchester County
                           Commission Expires March 30, 1987



State of New York
County of New York

          Before the undersigned, a Notary Public of the State of New York personally appeared John L. Murphy, to me known, who acknowledged that he executed the foregoing certificate for the purposes therein mentioned.

          Witness my hand and seal of office this 7 day of October, 1985.

                                          /s/ David Abramson
                                          ------------------
                                               Notary Public

                                              DAVID ABRAMSON
                            Notary Public, State of New York
                                              No. 60-0007785
                             Qualified in Westchester County
                           Commission Expires March 30, 1987



State of New York
County of New York

          Before the undersigned, a Notary Public of the State of New York personally appeared Harold K. Atkins, to me known, who acknowledged that he executed the foregoing certificate for the purposes therein mentioned.

          Witness my hand and seal of office this 7 day of October, 1985.

                                          /s/ David Abramson
                                          ------------------
                                               Notary Public

                                              DAVID ABRAMSON
                            Notary Public, State of New York
                                              No. 60-0007785
                             Qualified in Westchester County
                           Commission Expires March 30, 1987

State of New York
County of New York

          Before the undersigned, a Notary Public of the State of New York personally appeared Allan C. Martin, to me known, who acknowledged that he executed the foregoing certificate for the purposes therein mentioned.

          Witness my hand and seal of office this 7 day of October, 1985.

                                          /s/ David Abramson
                                          ------------------
                                               Notary Public

                                              DAVID ABRAMSON
                            Notary Public, State of New York
                                              No. 60-0007785
                             Qualified in Westchester County
                           Commission Expires March 30, 1987




State of New York
County of New York

          Before the undersigned, a Notary Public of the State of New York personally appeared Rein Lumi, to me known, who acknowledged that he executed the foregoing certificate for the purposes therein mentioned.

          Witness my hand and seal of office this 7 day of October, 1985.

                                          /s/ David Abramson
                                          ------------------
                                               Notary Public

                                              DAVID ABRAMSON
                            Notary Public, State of New York
                                              No. 60-0007785
                             Qualified in Westchester County
                           Commission Expires March 30, 1987




State of New York
County of New York

          Before the undersigned, a Notary Public of the State of New York personally appeared Gerard P. Hourihan, to me known, who acknowledged that he executed the foregoing certificate for the purposes therein mentioned.

          Witness my hand and seal of office this 7 day of October, 1985.

                                          /s/ David Abramson
                                          ------------------
                                               Notary Public

                                              DAVID ABRAMSON
                            Notary Public, State of New York
                                              No. 60-0007785
                             Qualified in Westchester County
                           Commission Expires March 30, 1987

                                                                       Exhibit B


                      BT TRUST COMPANY OF CALIFORNIA, N.A.

                             ARTICLES OF ASSOCIATION

                                 Amendment No. 1

          The undersigned, being a majority of the stockholders of the Association, hereby agree to and approve of the amendment of the First Article of Association to read as follows:

FIRST: The title of this Association shall be "Bankers Trust Company of California, National Association." And to be effective as of the 16th day of March, 1987.

Dated:  16th March, 1987


                                   BANKERS TRUST NEW YORK CORPORATION

                                   By:  /s/ Richard S. Denny
                                        --------------------
                                        Richard S. Denny, Secretary

                                                                       Exhibit C

[COMPTROLLER OF THE CURRENCY LOGO]
COMPTROLLER OF THE CURRENCY
ADMINISTRATOR OF NATIONAL BANKS

Western District Office
50 Fremont Street, Suite 3900
San Francisco, CA 94105-2292
(415) 545-5900

February 5, 1992                           Charter No. 18608


Mr. David Abramson, Secretary
Bankers Trust Company of California, N.A.
280 Park Avenue
New York, New York  10017

Re:  Capital Change Control No. 92-WE-12-066


Dear Mr. Abramson:

This is in response to your letter of notification dated January 29, 1992, concerning the issuance of $49,500, 000.00 of common stock.

This letter is the official certification of the approval of the Office of the Comptroller of the Currency given to Bankers Trust Company of California, N.A., Los Angeles, California, to increase its common stock from $500,000 to $50,000,000. This issuance may be considered effective on January 22, 1992.

Very truly yours,

/s/ John C. Beers
-----------------
JOHN C. BEERS
Acting Director for Analysis
Western District

cc:  Mr. R. Brent Faye
     Lillick & Charles
     Two Embarcadero Center
     San Francisco, CA  94111-3996

                                                                       Exhibit 2

[COMPTROLLER OF THE CURRENCY LOGO]

Comptroller of the Currency
Administrator of National Banks

Washington, D.C.  20219

                                  CERTIFICATE

I, Julie L. Williams, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. "Bankers Trust Company of California, National Association," Los Angeles, California, (Charter No. 18608) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this Certificate.


          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this 21st day of April, 1998.


           /s/ Julie L. Williams
           ---------------------
           Acting Comptroller of the Currency

[SEAL]

                                                                       Exhibit 3

[COMPTROLLER OF THE CURRENCY LOGO]

Comptroller of the Currency
Administrator of National Banks

Washington, D.C.  20219

              CERTIFICATE OF FIDUCIARY POWERS

I, Julie L. Williams, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

2. "Bankers Trust Company of California, National Association," Los Angeles, California, (Charter No. 18608), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat. 668, 12 U.S.C. 92a, and that the authority so granted remains in full force and effect on the date of this Certificate.


          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department in the City of Washington and District of Columbia, this 21st day of April, 1998.


           /s/ Julie L. Williams
           ---------------------
           Acting Comptroller of the Currency

[SEAL]

                                                                       Exhibit 4


                              CERTIFICATE

I, Judy Gomez, do hereby certify that:

     1. I am Assistant Secretary of BANKERS TRUST COMPANY OF CALIFORNIA, N.A. (formerly known as BT trust Company of California, National Association), a corporation duly organized and validly existing under the laws of the United State of America (the "Company");

     2. Attached hereto is a true, correct and complete copy of the By-Laws of the Company as in effect on the date hereof.


IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of BANKERS TRUST COMPANY OF CALIFORNIA, N.A. this 24th day of June, 1998.




                                         /s/ Judy L. Gomez
                                         -------------------
                                         Judy L. Gomez
                                         Assistant Secretary

            BANKERS TRUST COMPANY OF CALIFORNIA, NATIONAL ASSOCIATION

                                     BY-LAWS

                                   ARTICLE I


Meetings of Shareholders

          Section 1.1. Annual Meeting. The regular annual meeting of the shareholders for the election of directors and the transaction of whatever other business may properly come before the meeting, shall be held at the Main Office of the Association, 400 South Hope Street, Los Angeles, California or such other places as the Board of Directors may designate, at 11 a.m. on the third Wednesday of March of each year. Notice of such meeting shall be mailed, postage prepaid, at least ten days prior to the date thereof, addressed to each shareholder at his address appearing on the books of the Association. If, for any cause, an election of directors is not made on the said day, the Board of Directors shall order the election to be held on some subsequent day, as soon thereafter as practicable, according to the provisions of law; and notice thereof shall be given in the manner herein provided for the annual meeting.

          Section 1.2. Special Meetings. Except as otherwise specifically provided by statue, special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by any one or more shareholders owning, in the aggregate, not less than twenty five percent (25%) of the stock of the Association. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than ten days prior to the date fixed for such meeting, to each shareholder at his address appearing on the books of the Association a notice stating the purpose of the meeting.

          Section 1.3. Nominations for Director. Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Association entitled to vote for the election of directors.

Nominations, other than those made by or on behalf of the existing management of the Association, shall be made in writing and shall be delivered or mailed to the President of the Bank and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors, provided however, that if less than 21 days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the Bank and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the Bank that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and
(e) the number of shares of capital stock of the Bank owned by the notifying shareholder. Nominations not made in accordance herewith may, in his/her discretion, be disregarded by the Chairperson of the meeting, and upon his/ her instructions, the vote tellers may disregard all votes cast for each such nominee.

          Section 1.4. Proxies. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this Association shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and shall be filed with the records of the meeting.

          Section 1.5 Quorum. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law; and less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association.


                                   ARTICLE II


                                   Directors

          Section 2.1. Board of Directors. The board of directors(hereinafter referred to as the "Board"), shall have power to manage and administer the business and affairs of the Association. Except as expressly limited by law, all corporate powers of the Association shall be vested in and may be exercised by said Board.

          Section 2.2. Number. The Board shall consist of not less than five nor more than twenty-five shareholders, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of the shareholders at any meeting thereof; provided, however, that a majority of the full Board of Directors may not increase the number of directors to a number which; (i) exceeds by more than two the number of directors last elected by shareholders where such number was fifteen or less; and (ii) to a number which exceeds by more than four the number of directors last elected by shareholders where such number was sixteen or more, but in no event shall the number of directors exceed twenty-five.

          Section 2.3 Organization Meeting. The Secretary, upon receiving the certificate of the judges, of the result of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the Main Office of the Association for the purpose of organizing the new Board and electing and appointing officers of the Association for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, and, in any event, within thirty days thereof. If, at any time fixed for such meeting, there shall not be a quorum present, the directors present may adjourn the meeting, from time to time, until a quorum is obtained.

          Section 2.4. Regular Meetings. Regular Meetings of the Board of Directors shall be held from time to time, at such time as may be designated from time to time by the Board of Directors and communicated to all directors. Such meetings shall be held in the Main Office of the Association, subject to the provisions of Section 2.6 below, and at least one such meeting shall be held during any two consecutive calendar months.

          Section 2.5 Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson or President of the Association, or at the request of two or more directors. Each member of the Board of Directors shall be given notice stating the time and place, by telegram, letter, or in person, of each such special meeting.

          Section 2.6 Quorum. A majority of the directors shall constitute a quorum at any meeting, except when otherwise provided by law; but a less number may adjourn any meeting, from time to time , and the meeting may be held, as adjourned, without further notice. Any one or more directors may participate in a meeting of the Board by means of a conference telephone or similar communications equipment which allows all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at such a meeting. The vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the Board except as may be otherwise provided by statute or the By-Laws.

          Section 2.7. Vacancies. When any vacancy occurs among the directors, the remaining members of the Board, in accordance with the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for the purpose.


                                  ARTICLE III


                            Committees of the Board

          Section 3.1. Examining Committee. There shall be an Examining Committee appointed annually by the Board which shall consist of two directors, who are not also officers of the Association, one of whom shall be designated by the Board as the Chairperson thereof. Such Committee shall conduct the annual directors' examination of the Association as required by the Comptroller of the Currency; shall review the reports of all examinations made of the Association by public authorities and report thereon to the Board; and shall report to the Board such other matters as it deems advisable with respect to the Association, its various departments and the conduct of its operations.

          In the performance of its duties, the Examining Committee may employ or retain, from time to time, expert assistants, independent of the officers or personnel of the Association, to make such studies of the Association's assets and liabilities as the Committee may request and to make an examination of the accounting and auditing methods of the Association and its system of internal protective controls to the extent considered necessary or advisable in order to determine that the operations of the Association, including its fiduciary department, are being audited by the Auditor in such a manner as to provide prudent and adequate protection. The Committee also may direct the Auditor to make such investigation as it deems necessary or advisable with respect to the Association, its various departments and the conduct of its operations. The Committee shall hold regular quarterly meetings and during the intervals thereof shall meet at other times on call of the Chairperson.

          Section 3.2. Investment Committee. There shall be an investment committee composed of two directors, appointed by the board annually or more often. The investment committee shall have the power to insure adherence to the investment policy, to recommend amendments thereto, to purchase and sell securities, to exercise authority regarding investment and to exercise, when the board is not In session, all other powers of the Board regarding investment securities that may be lawfully delegated. The investment committee shall keep minutes of its meetings, and such minutes shall be submitted at the next regular meeting of the Board of Directors at which a quorum is present, and any action taken by the board with respect thereto shall be entered in the minutes of the Board.

          Section 3.3. Other Committees. The Board of Directors may appoint, from time to time, from its own members, other committees of one or more persons, for such purposes and with such powers as the Board may determine.


                                   ARTICLE IV


                             Officers and Employees

          Section 4.1. Chairperson of the Board. The Board of Directors shall appoint one of its members to be Chairperson of the Board to serve at the pleasure of the Board. Such person shall preside at all meetings of the Board of Directors. The Chairperson of the Board shall supervise the carrying out of the policies adopted or approved by the Board; shall have general executive powers, as well as the specific powers conferred by these By-Laws; shall also have and may exercise such further powers and duties as from time to time may be conferred upon, or assigned by the Board of Directors.

          Section 4.2. President. The Board of Directors shall appoint one of its members to be President of the Association. In the absence of the Chairperson, the President shall preside at any meeting of the Board. The President shall have general executive powers, and shall have and may exercise any and all other powers and duties pertaining by law, regulation, or practice, to the Office of the President, or imposed by these By-Laws. The President shall also have and may exercise such further powers and duties as from time to time may be conferred, or assigned by the Board of Directors.

          Section 4.3. Vice President. The Board of Directors shall appoint one or more Vice Presidents. Each Vice President shall have such powers and duties as may be assigned by the Board of Directors. One Vice President shall be designated by the Board of Directors, in the absence of the President, to perform all the duties of the President.

          Section 4.4. Secretary. The Board of Directors shall appoint a Secretary or other designated officer who shall be Secretary of the Board and of the Association, and shall keep accurate minutes of all meetings. The Secretary shall attend to the giving of all notices required by these By-Laws to be given; shall be custodian of the corporate seal, records, documents and papers of the Association; shall provide for the keeping of proper records of all transactions of the Association; shall have and may exercise any and all other powers and duties pertaining by law, regulation or practice, to the office of the Secretary, or imposed by these By-Laws; and shall also perform such other duties as may be assigned from time to time, by the Board of Directors.

          Section 4.5. Other Officers. The Board of Directors may appoint one or more assistant vice presidents, one or more trust officers, one or more assistant trust officers, one or more assistant secretaries, one or more assistant treasurers, and such other officers and attorneys-in-fact as from time to time may appear to the Board of Directors to be required or desirable to transact the business of the Association. Such officers shall respectively exercise such powers and perform such duties as pertain to their several offices, or as may be conferred upon, or assigned to, them by the Board of Directors, the Chairperson of the Board, or the President.

          Section 4.6. Tenure of Office. The President and all other officers shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed; and any vacancy occurring in the office of President shall be filled promptly by the Board of Directors.


                                   ARTICLE V


                                Trust Department

          Section 5.1. Trust Department. There shall be a department of the Association known as the trust department which shall perform the fiduciary responsibilities of the Association.

          Section 5.2. Trust Officer. There shall be a trust officer of this Association whose duties shall be to manage, supervise and direct all the activities of the trust department. Such person shall do or cause to be done all things necessary or proper in carrying on the business of the trust department according to provisions of law and applicable regulations; and shall act pursuant to opinion of counsel where such opinion is deemed necessary. Opinions of counsel shall be retained on file in connection with all important matters pertaining to fiduciary activities. The trust officer shall be responsible for all assets and documents held by the

Association in connection with fiduciary matters. The Board of Directors may appoint other officers of the trust department as it may deem necessary, with such duties as may be assigned.

          Section 5.3. Trust Investment Committee. There shall be a trust investment committee of this Association composed of two members, who shall be capable and experienced officers and directors of the Association. All investments of funds held in a fiduciary capacity shall be made, retained or disposed of only with the approval of the trust investment committee; and the committee shall keep minutes of all its meetings, showing the disposition of all matters considered and passed upon by it. The committee shall, promptly after the acceptance of an account for which the bank has investment responsibilities, review the assets thereof, to determine the advisability of retaining or disposing of such assets. The committee shall conduct a similar review at least once during each calendar year thereafter and within 15 months of the last review. A report of all such reviews, together with the action taken as a result thereof, shall be noted in the minutes of the committee.

          Section 5.4. Trust Audit Committee. The Board of Directors shall appoint a committee of two Directors, exclusive of any active officer of the Association, which shall, at least once during each calendar year within fifteen months of the last such audit make suitable audits of the Trust Department or cause suitable audits to be made by auditors responsible only to the Board of Directors, and at such time shall ascertain whether the department has been administered in accordance with law, 12 Code of Federal Regulations, Section 9, and sound fiduciary principles.

          Section 5.5. Trust Department Files. There shall be maintained in the Trust Department files containing all fiduciary records necessary to assure that its fiduciary responsibilities have been properly undertaken and discharged.

          Section 5.6. Trust Investments. Funds held in a fiduciary capacity shall be invested in accordance with the instrument establishing the fiduciary relationship and appropriate local law. Where such instrument does not specify the character and class of investments to be made and does not vest in the bank a discretion In the matter, funds held pursuant to such instrument shall be invested in investments in which corporate fiduciaries may invest under appropriate local law.


                                   ARTICLE VI


                          Stock and Stock Certificate

          Section 6.1. Transfers. Shares of stock shall be transferable on the books of the Association, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his shares, succeed to all rights of the prior holder of such shares.

          Section 6.2. Stock Certificates. Certificates of stock shall bear the signature of the President (which may be engraved, printed or impressed), and shall be signed manually or by facsimile process by the Secretary, Assistant Secretary, Cashier, Assistant Cashier, or any other officer appointed by the Board of Directors for that purpose, to be known as an Authorized Officer, and the seal of the Association shall be engraved thereon. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the Association properly endorsed.

                                  ARTICLE VII

                                 Corporate Seal

          The President, the Cashier, the Secretary or any Assistant Cashier or Assistant Secretary, or other officer thereunto designated by the Board of Directors, shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall be substantially in the following form:

                                  (Impression)
                                  (    of    )
                                  (   Seal   )


                                  ARTICLE VIII

                            Miscellaneous Provisions

          Section 8.1. Fiscal Year. The Fiscal Year of the Association shall be the calendar year.

          Section 8.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted in behalf of the Association by the Chairperson of the Board, or the President, or any Vice President, or the Secretary, or the Cashier, or, if in connection with exercise of fiduciary powers of the Association, by any of said officers or by any Trust Officer. Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the Association in such other manner and by such other officers as the Board of

Directors may from time to time direct. The provisions of this Section 8.2. are supplementary to any other provision of these By-Laws.

          Section 8.3. Records. The Articles of Association, the By-Laws and the proceedings of all meetings of the shareholders, the Board of Directors, and standing committees of the Board, shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary, or other officer appointed to act as Secretary of the meeting.


                                   ARTICLE IX


                                    By-Laws

          Section 9.1. Inspection. A copy of the By-Laws, with all amendments thereto, shall at all times be kept in a convenient place at the Main Office of the Association, and shall be open for inspection to all shareholders, during banking hours.

          Section 9.2. Amendments. The By-Laws may be amended, altered or repealed, at any regular meeting of the Board of Directors, by a vote of a majority of the total number of the Directors.

                                   Exhibit 5

                                (Not Applicable)

                                                                       Exhibit 6

                          CONSENT OF TRUSTEE

     Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issue by Empire Funding Home Loan Owner Trust 1998-1, Home Loan Asset Backed Notes, Series 1998-1, we hereby consent that reports of examination by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.


Dated:  June 24, 1998

                   Bankers Trust Company of California, N.A.
                   By: /s/ Judy Gomez
                       ----------------
                   Judy Gomez
                   Assistant Vice President

                                                                       Exhibit 7



STARTFFIEC
Bankers Trust Company of California, National Association
Los Angeles
Los Angeles
CA
90071
1234567890
26732
980331
033
230
Nick Santorelli
2122504902
06-0647
1
RCRI9999980331
RCRI905026732
TEXT9010Bankers Trust Company of California, National Association
TEXT9130Los Angeles
TEXT9200CA
TEXT922090071
I280
RIAD42460
RIAD42470
RIAD42480
RIAD42490
RIAD45050
RIAD43070
RIAD4115472
RIAD40279
RIAD45060
RIAD45070
RIAD36571362
RIAD36580
RIAD365945
RIAD40690
RIAD40200
RIAD41071888
RIAD45080
RIAD45090
RIAD45110
RIADA5170
RIADA5180
RIAD41800
RIAD41850
RIAD42000
RIAD40730
RIAD40741888
RIAD42300
RIAD42430
RIAD407012793
RIAD40800

RIADA2200
RIAD54071093
RIAD54080
RIAD407913886
RIAD35210
RIAD31960
RIAD41354857
RIAD4217539
RIAD40925719
RIAD409311115
RIAD43014659
RIAD43021871
RIAD43002788
RIAD43200
RIAD43402788
I281
RIAD45130
RIAD84310
RIAD4150260
RIAD45040
RIAD910600000000
RIAD87570
RIAD87580
RIAD87590
RIAD87600
RIAD87610
RIAD87620
RIAD87630
RIADA5300
I283
RIAD3215147238
RIAD32160
RIAD3217147238
RIAD43402788
RIAD43460
RIAD43560
RIAD44700
RIAD44600
RIAD44110
RIAD44120
RIAD84332
RIAD44150
RIAD3210150028
I286
RIAD42560
RIAD42570
RIAD42580
RIAD42590
RIAD42620
RIAD42630
RIAD42640
RIAD42650

RIAD42660
RIAD42670
RIAD46350
RIAD46050
RIAD46430
RIAD46270
RIAD54430
RIAD54440
RIAD54450
RIAD54460
RIAD54470
RIAD54480
RIAD54490
RIAD54500
RIAD54510
RIAD54520
RIAD54530
RIAD54540
RIAD54550
RIAD54560
RIAD31240
RIAD24190
RIAD24320
RIAD42300
RIAD48150
RIADA5120
I295
RIAD54150
RIAD54160
RIAD54170
RIAD4531914
RIAD54180
RIAD54190
RIAD54200
TEXT4464I/C Nonint Service Expense
RIAD44641972
TEXT4467Indirect Expense
RIAD4467732
I298
I299
RIAD47690
C200
RCON00812996
RCON007136400
RCON17540
RCON177391999
RCON13500
RCON21220
RCON31230
RCON31280
RCON21250
RCON35450

RCON21452879
RCON21500
RCON21300
RCON21550
RCON214320159
RCON21604768
RCON2170159201
RCON22000
RCON66310
RCON66360
RCON28000
RCON28400
RCON35480
RCON23320
RCONA5470
RCONA5480
RCON29200
RCON32000
RCON29309173
RCON29489173
RCON38380
RCON323050000
RCON383950000
RCON363250006
RCON843422
RCON3210150028
RCON3300159201
RCON67241
C205
RCON00200
RCON00800
RCON00830
RCON00852996
RCON00730
RCON007436400
RCON00900
RCON001039396
RCON0050251
C210
RCON02110
RCON02130
RCON1286673
RCON1287672
RCON12890
RCON12900
RCON12910
RCON12930
RCON12940
RCON12950
RCON12970
RCON12980
RCON16760

RCON16770
RCON16780
RCON16790
RCON16810
RCON16860
RCON16900
RCON16910
RCON16940
RCON16950
RCON16960
RCON16970
RCON16980
RCON16990
RCON17010
RCON17020
RCON17030
RCON17050
RCON17060
RCON17070
RCON17090
RCON17100
RCON17110
RCON17130
RCON17140
RCON17150
RCON17160
RCON17170
RCON17180
RCON17190
RCON17310
RCON17320
RCON17330
RCON17340
RCON17350
RCON17360
RCON17370
RCON17380
RCON173988293
RCON174188327
RCON17420
RCON17430
RCON17440
RCON17460
RCONA5100
RCONA5110
RCON17523000
RCON17533000
RCON17540
RCON17710
RCON177291966
RCON177391999
C212

RCON0416672
RCONA549672
RCONA5500
RCONA5510
RCONA55232350
RCONA55355977
RCONA5540
RCONA5550
RCONA5560
RCONA5570
RCONA5580
RCONA5590
RCONA5600
RCONA5610
RCONA5620
RCONA248672
RCON17780
RCON87800
RCON87810
RCON87820
RCON87830
C215
RCON14150
RCON14200
RCON17970
RCON53670
RCON53680
RCON14600
RCON14800
RCON15060
RCON15070
RCON15170
RCON15130
RCON15160
RCON15900
RCON17630
RCON17640
RCON17550
RCON20080
RCON20110
RCON20810
RCON21070
RCON15450
RCON15640
RCON21650
RCON21230
RCON21220
RCON16170
RCON86910
RCONA5640
RCONA5650
RCONA5660

RCONA5670
RCONA5680
RCONA5690
RCONA5700
RCONA5710
RCONA5720
RCONA5730
RCONA5740
RCONA5750
RCONA2470
RCONA5770
RCONA5780
RCON27460
RCON53690
RCON53700
C218
C225
RCON22010
RCON22400
RCON23460
RCON22020
RCON22800
RCON25200
RCON22030
RCON22900
RCON25300
RCON22060
RCON23100
RCON25500
RCON22070
RCON23120
RCON23490
RCON22130
RCON23200
RCON22360
RCON22160
RCON23000
RCON23770
RCON23300
RCON23300
RCON22150
RCON22100
RCON23850
RCON68350
RCON23650
RCON23430
RCON23440
RCONA2430
RCONA2440
RCON68100
RCON03520
RCON66480

RCON26040
RCON23980
RCONA5790
RCONA5800
RCONA5810
RCONA5820
RCONA2410
RCONA5840
RCONA5850
RCONA5860
RCONA5870
RCONA2420
C230
RCON21640
RCON21480
RCONA5190
RCONA5200
RCON21684768
TEXT3549Accounts Receivable
RCON35494735
RCON21604768
RCON56100
C235
RCON36450
RCON3646158
RCON304912
RCON30000
RCON29389003
TEXT3552I/C Accounts Payable
RCON35528594
RCON29309173
C255
RCON338134856
RCON3382730
RCON33830
RCON364788665
RCON36483000
RCON33650
RCON32860
RCON32870
RCON32880
RCON32890
RCON34010
RCON34840
RCON3368158028
RCON34850
RCON34860
RCON34870
RCONA5140
RCONA5290
RCON33530
RCON33550

C260
RCON38140
RCON38150
RCON38160
RCON65500
RCON38170
RCON38180
RCON38190
RCON38200
RCON38210
RCON38220
RCON34110
RCON34280
RCON34290
RCON34320
RCON3433965259
RCONA5210
RCONA5220
RCONA5230
RCONA5240
RCONA2490
RCONA2500
RCONA5340
RCONA5350
RCON87650
RCON34300
RCON55910
C261
RCON86930
RCON86940
RCON86950
RCON86960
RCON86970
RCON86980
RCON86990
RCON87000
RCON87010
RCON87020
RCON87030
RCON87040
RCON87050
RCON87060
RCON87070
RCON87080
RCON87090
RCON87100
RCON87110
RCON87120
RCON87130
RCON87140
RCON87150
RCON87160

RCON34500
RCON38260
RCON87190
RCON87200
RCONA1260
RCONA1270
RCON87230
RCON87240
RCON87250
RCON87260
RCON87270
RCON87280
RCON87290
RCON87300
RCON87310
RCON87320
RCONA5890
RCON87330
RCON87340
RCON87350
RCON87360
RCON87370
RCON87380
RCON87390
RCON87400
RCON87410
RCON87420
RCON87430
RCON87440
RCON87450
RCON87460
RCON87470
RCON87480
RCON87490
RCON87500
RCON87510
RCON87520
RCON87530
RCON87540
RCON87550
RCON87560
RCON38330
RCON38340
C265
RCON61640
RCON61650
RCON34050
RCON55000
RCON55010
RCON55020
RCON55030
RCON55040

RCON55050
RCON31640
RCONA5900
RCON55060
RCON550716784
RCON31633375
RCON214320159
RCON64420
RCON32950
RCON53720
RCON55080
RCON55090
RCON55100
RCON55110
RCON55120
RCON21500
RCON53740
RCON53750
RCON21300
RCON37780
RCON64410
RCON84270
RCON84280
RCON84290
RCON84300
RCON87840
RCONA5250
RCONA5260
RCONA5910
C270
RCON12100
RCON12110
RCON12120
RCON12140
RCON12150
RCON12160
RCON12180
RCON12190
RCON12200
RCON12220
RCON12230
RCON12240
RCON12260
RCON12270
RCON12280
RCON35050
RCON35060
RCON35070
RCON56120
RCON56130
RCON56140
RCON56150

RCON56160
RCON56170
C273
RCON16580
RCON16590
RCON16610
RCON54210
RCON54220
RCON54230
RCON54240
RCON54250
RCON54260
RCON54270
RCON54280
RCON54290
RCON54300
RCON54310
RCON54320
RCON54330
RCON54340
RCON54350
RCON54360
RCON54370
RCON54380
RCON54390
RCON54400
RCON54410
C275
RCON00310
RCON00320
RCON35120
RCON35140
RCON35200
RCON22110
RCON23510
RCON55140
RCON23140
RCON23150
RCON55160
RCON55170
C277
TEXT8901Foy B. Hester, Vice President & Controller
TEXT89022122506418
RCON91171
TEXT91162126690720
RCON84320
RCON87850
RCONA1810
RCONA1820
RCONA5270
RCONA5280
RCON27020

RCON27100
RCON27220
RCON68610
C280
RCON60561
RCONA5150
RCONA5160
RCON8274129847
RCON82750
RCON3792129847
RCONA2220
RCONA223138603
RCON17270
RCONA224137869
C271
C272
RCON69790
C700
RCON35610
RCON35620
RCON77010.00
RCON77020.00
ENDFFIEC


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